UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549



# FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Registration number 1-03562

A. Full title of the plan:

UTILICORP UNITED INC. RETIREMENT INVESTMENT PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

AQUILA INC.
20 West Ninth Street, Kansas City, Missouri 64105

## REQUIRED INFORMATION

UtiliCorp United Inc. Retirement Investment Plan ("the Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1 - 3 of Form 11-K, the financial statements and schedules of the Plan for the two years ended December 31, 2001 and 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Benefits Committee of UtiliCorp United Inc. Retirement Investment Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aquila Inc. Retirement Investment Plan

By ______________________
Randal P. Miller
Vice President Finance
and Treasurer

Date: June 28, 2002

EXHIBIT INDEX

| Exhibit Number | Document Description | Sequentially Numbered Page Upon Which Exhibit Appears |
|---|---|---|
| 23.1 | Consent of KPMG | 4 |
| 23.2 | Notice Regarding Consent of Arthur Andersen LLP | 5 |

KPMG

1000 Walnut, Suite 1600
P.O. Box 13127
Kansas City, MO 64106

Telephone 816 474 6480
Fax 816 556 9652

Independent Auditors' Consent

To the Board of Directors
Aquila, Inc.:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-67067, 033-60406, 033-57167, 033-39466, 333-86299, 333-34609, 333-29657, 333-14869, 033-59235, 033-59237, 333-56476, and 333-88280) on Form S-3 and (Nos. 333-66233, 033-45525, 033-50260, 033-45074, 033-52094, 333-19671, 333-91305, 333-94955, 333-30742, 333-29819, 033-36694, and 333-77703) on Form S-8 of Aquila, Inc. of our report dated June 21, 2002, relating to the statement of net assets available for benefits of the UtiliCorp United Inc. Retirement Investment Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended.

KPMG LLP

Kansas City, Missouri
June 28, 2002

Exhibit Number 23.2

NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

There may be risks and the participants' recovery may be limited as a result of the Plan's prior use of Arthur Andersen LLP as the Plan's independent public accounting firm. Arthur Andersen LLP audited the Plan for the year ended December 31, 2000. On May 21, 2002, Arthur Andersen LLP was dismissed as the Plan's independent auditors and KPMG LLP was hired as the Plan's independent auditors for the 2002 fiscal year. In addition, KPMG LLP was hired as the Plan's independent auditors for the 2001 fiscal year. Because the former audit partner and manager have left Arthur Andersen LLP, the Plan was not able to obtain the written consent of Arthur Andersen LLP as required by Section 7 of the Securities Act of 1933 (the Securities Act). Accordingly, Arthur Andersen LLP may not be liable to the participants pursuant to Section 11(a)(4) of the Securities Act and therefore may have their recovery limited as a result of the lack of consent.

APPENDIX 1

UTILICORP UNITED INC. RETIREMENT INVESTMENT PLAN

Financial statements as of and for the years ended December 31, 2001 and 2000. Supplemental schedules as of and for the year ended December 31, 2001 and Independent Auditors Report.

KPMG

# UTILICORP UNITED INC. RETIREMENT INVESTMENT PLAN

Financial Statements and Schedules

December 31, 2001 and 2000

(With Independent Auditors' Report)

KPMG

1000 Walnut, Suite 1600
P.O. Box 13127
Kansas City, MO 64106

## Independent Auditors' Report

The Pension Committee and Participants
The UtiliCorp United Inc. Retirement Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the UtiliCorp United Inc. Retirement Investment Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001, and the schedule of reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic 2001 financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
June 21, 2002

ARTHUR ANDERSEN

This report is a copy of a previously issued Andersen report and has not been reissued by Andersen.

**Report of independent public accountants**

To the Pension Committee
and Participants of the
UtiliCorp United Inc. Retirement Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the UtiliCorp United Inc. Retirement Investment Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000, and the schedule of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Kansas City, Missouri
June 15, 2001

## UTILICORP UNITED INC. RETIREMENT INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Assets: | | |
| Investments: | | |
| Participant directed | $ 164,919,827 | 184,525,913 |
| Nonparticipant directed | 176,708,866 | 206,316,588 |
| Participant loans | 7,791,805 | 7,796,165 |
| Total investments | 349,420,498 | 398,638,666 |
| Receivables: | | |
| Employee contributions | 878,750 | 695,791 |
| Employer contributions | 6,838,361 | 5,860,835 |
| Net assets available for benefits | $ 357,137,609 | 405,195,292 |

See accompanying notes to financial statements.

## UTILICORP UNITED INC. RETIREMENT INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Additions: | | |
| Net appreciation in fair value of investments | $ — | 65,185,990 |
| Interest and dividends | 12,575,491 | 19,820,787 |
| Contributions: | | |
| Employer | 17,693,290 | 16,126,001 |
| Participant | 17,811,140 | 16,577,516 |
| Employee rollover | 1,700,042 | 2,119,235 |
| Total additions | 49,779,963 | 119,829,529 |
| Deductions: | | |
| Net depreciation in fair value of investments | 73,457,999 | — |
| Benefit payments | 24,321,011 | 22,141,716 |
| Transfers out of plan | — | 9,919,493 |
| Management fees | 58,636 | 218,333 |
| Total deductions | 97,837,646 | 32,279,542 |
| Net (decrease) increase | (48,057,683) | 87,549,987 |
| Net assets available for benefits: | | |
| Beginning of year | 405,195,292 | 317,645,305 |
| End of year | $ 357,137,609 | 405,195,292 |

See accompanying notes to financial statements.

## (1) Description of the Plan

The following description of the UtiliCorp United Inc. Retirement Investment Plan (the Plan) is provided for information purposes only. Participants should refer to their Plan Agreement for a more complete description of the Plan's provisions.

### *(a) General*

The Plan is a defined contribution plan covering all full-time and eligible part-time employees of Aquila, Inc. (the Company), its subsidiaries, and any affiliated companies who have adopted the Plan (collectively, the Employer). At December 31, 2001, there were two classes of Company common stock consisting of Aquila, Inc. common shares and its subsidiaries, Aquila Merchant Services, Inc. common shares. In January 2002, an exchange offer and merger resulted in the issuance of shares of Aquila common stock for all publicly held shares of Aquila Merchant Services, Inc. During March 2002, UtiliCorp United Inc. changed its name to Aquila, Inc. The purpose of the Plan is to provide additional incentive and retirement security for eligible employees by (a) permitting employees to make tax-deferred savings contributions which are matched by employer contributions; (b) providing employer contributions regardless of whether employees make contributions on their own; and (c) affording employees an opportunity to increase their proprietary interest in the Company through ownership of its common stock. The Plan permits participants to borrow against their account balances, subject to certain limitations.

Generally, an employee is eligible to participate in the Plan as of the date employment commences. Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

### *(b) Contributions*

Participants may generally elect to defer up to 15% of their annual compensation on a pre-tax basis subject to certain Internal Revenue Code limitations. The Employer matches contributions generally in the amount of 100% of the first 6% of employee compensation that is deferred. Compensation deferred in excess of 6% will not be matched by the Employer. Participants do not pay federal income taxes on their deferrals, Employer-matching contributions, or investment earnings until such time as distributions from the Plan are received.

Participants may also elect to defer up to 15% of their annual compensation on an after-tax basis, subject to certain Internal Revenue Code limitations; provided, however, in no event will the sum of the participant's pre-tax and after-tax deferrals exceed 15% of their annual compensation. Such after-tax deferrals will be matched by the Employer generally in the amount of 100% of the first 6% of deferred participant compensation; provided, however, in no event will the sum of the pre-tax and after-tax Employer-matching contributions exceed 6% of the participant's total deferred compensation under the Plan.



(Continued)

In addition to Employer-matching contributions, the Employer has the discretion to make a contribution to the Employee Stock Contribution Plan Fund in amounts determined by the Company. Eligible active participants at year-end with at least 1,000 hours of service during the year, along with eligible participants who terminated employment during the year, share the contribution. In 2001 and 2000, Employer discretionary contributions were 3% of eligible compensation. The discretionary contribution to the Employee Stock Contribution Plan Fund was $6,328,660 in 2001. The contribution was issued in the form of newly issued stock. This transaction, which did not occur until 2002, was shown as a receivable as of December 31, 2001. The discretionary contribution to the Employee Stock Contribution Plan Fund was $5,427,850 in 2000.

*(c)* ***Participant Accounts***

The accounts of each eligible participant are adjusted by any employee pre-tax contributions, employee after-tax contributions, Employer-matching contributions, rollover or transfer of accounts, new loans, distributions and loan repayments, allocation of investment gains and losses, and Employer discretionary contributions.

Investment gains and losses, and dividends and interest of each fund are allocated to the accounts of participants on a pro rata basis based on each participant's account as a percentage of the total value of all participant accounts on a daily basis.

Employer discretionary contributions are allocated to eligible participants on a pro rata basis based on each participant's annual compensation as a percentage of total eligible participant compensation.

*(d)* ***Vesting***

Participants are immediately vested in their contributions to the Plan and the investment income thereon. Participants vest 20% after each year of credited service in the Employer-matching and discretionary contributions made on their behalf and the investment income thereon. If participants terminate before they are 100% vested, the unvested portion is forfeited and reduces future Employer contributions. During 2001 and 2000, Employer contributions were reduced by $410,401 and $594,612, respectively, from forfeited nonvested accounts.

*(e)* ***Payment of Benefits***

Distributions under the Plan are payable in the event of qualified retirement, death, total and permanent disability, termination of employment, and pursuant to qualified domestic relations orders. Distributions due to demonstrated financial hardship must be approved by the Plan committee. If a distribution is made for financial hardship or certain other in-service withdrawals, Employer-matching contributions will be suspended for six months. Distributions may be made in cash or stock as elected by the participant.

*(f)* ***Investment Programs***

J.P. Morgan/American Century Retirement Plan Services is the Trustee of the Plan. Participants may direct investment of their contributions among the following options: the Aquila Inc. Common Stock Fund, mutual funds that give the employee the option to invest in large, mid, and small company stocks (size based on market capitalization), international company stocks, and fixed income funds. The Plan offers lifestyle funds categorized as aggressive, moderate, and conservative which consist of a portfolio of mutual funds with a risk factor consistent with the name of the lifestyle category. The Plan also offers a brokerage account that allows the participant to invest in individual securities. Transfers among the contributory funds may be elected in 1% increments at any time during the year. Company-matching contributions are invested in the Aquila Inc. Common Stock Fund. The Enron Stock Fund was carried over from the Employees' Trusteed Investment Plan of InterNorth, Inc., and made a part of this Plan. No contributions may be made to this fund. The investment managers that provide the mutual funds available to participants are American Century Investments, Fidelity Investments, J.P. Morgan Funds, the Vanguard Group, and Janus Funds.

*(g)* ***Other Programs***

The Plan allows participants to borrow up to the lesser of one-half of the vested amount of their participant account, excluding their Employee Stock Contribution Plan Fund account, or $50,000 less their highest outstanding loan balance for the twelve previous months. Loans for the acquisition of the participant's primary residence must be repaid within ten years. All other loans must be repaid within five years. Interest is charged at prevailing market rates.

*(h)* ***Management Fees***

The expenses incurred to operate the Plan, such as investment transaction fees, administrator fees, and Trustee fees are paid by the Plan. Other administrative expenses of the Plan may be paid by the Plan or the Company, as the Company elects.

**(2) Summary of Significant Accounting Policies**

*(a)* ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

*(b)* ***Investment Valuation***

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.



(Continued)

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

## (3) Investments

The following are investments that represent 5% or more of the Plan's net assets:

| | December 31 | |
|---|---|---|
| | 2001 | 2000 |
| Aquila Inc. Common Stock Fund, 7,953,742 and 7,667,677 shares, respectively * | $ 200,234,544 | 237,717,080 |
| SEI Stable Asset Fund, 27,972,651 and 23,874,832 shares, respectively | 27,972,651 | 23,874,832 |
| Janus Enterprise Fund, 388,407 shares in 2000 | — | 20,685,294 |

* Includes participant and nonparticipant directed investments.

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $73,457,999 as follows:

| | 2001 | 2000 |
|---|---|---|
| Common stock | $ (53,422,257) | 92,992,455 |
| Mutual funds | (20,035,742) | (27,806,465) |
| | $ (73,457,999) | 65,185,990 |

## (4) Nonparticipant Directed Investments

The only nonparticipant directed investment is Aquila common shares. The Employer-matching contribution and discretionary employee stock contribution are to remain invested in Aquila common stock. Participants may also elect to invest their contributions in Aquila common shares with the option later to redirect those contributions. The following is a rollforward of the nonparticipant directed Aquila common shares account, including pending contributions:

| | December 31 | |
|---|---|---|
| | 2001 | 2000 |
| Net assets: | | |
| Aquila common shares | $ 183,547,227 | 212,177,423 |



(Continued)

| | Year ended December 31, 2001 | Year ended December 31, 2000 |
|---|---|---|
| Changes in net assets: | | |
| Net (depreciation) appreciation | $ (39,662,048) | 76,170,966 |
| Dividends | 8,173,959 | 7,698,625 |
| Contributions | 23,045,839 | 16,126,001 |
| Disbursements and transfers | (19,817,870) | (11,025,177) |
| Management fees | (1,025) | (34,673) |
| | $ (28,261,145) | 88,935,742 |

## (5) Related Party Transactions

Certain Plan investments are in shares of mutual funds managed by J.P. Morgan/American Century Retirement Plan Services. J.P. Morgan/American Century Retirement Plan Services is the Trustee, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are commission-based determined as a percentage of total volume per transaction.

## (6) Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to, by action of the board of directors or the pension committee, terminate the Plan at any time. In the event of such termination, participants' accounts become fully vested and nonforfeitable.

## (7) Income Tax Status

The Plan obtained its latest determination letter, dated September 27, 1993, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been restated and amended since receiving that determination letter. The Plan Administrator believes the Plan is in compliance with the applicable requirements of the Internal Revenue Code and, therefore, no provision for income taxes is reflected in these financial statements.

## (8) Subsequent Events

From December 31, 2001 through June 21, 2002, the Company announced plans to terminate over 1,100 employees. This represents approximately 25% of employees eligible to participate in the Plan. As a result of these terminations, it may be determined that a partial plan termination has occurred, which will result in immediate vesting of these participants' Employer contribution accounts.



(Continued)

On December 31, 2000, the Company acquired St. Joseph Light & Power (St. Joseph). In 2002, the plan assets of St. Joseph merged into the Company's Plan assets. Additionally, the plan assets of the Everest Connections (Everest) 401(k) plan were merged into the Company's Plan assets in 2002. The provisions of the St. Joseph plan were substantially similar to those of the Plan. However, the members of the Everest plan received 50% matching on the first 6% of employee compensation with no discretionary match.

A large portion of the Plan's assets are invested in Aquila stock. The closing price of Aquila stock on December 31, 2001 was $25.17. On June 21, 2001, Aquila stock closed at $9.86.

Schedule 1

# UTILICORP UNITED INC. RETIREMENT INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

| Shares or face value | Description | Fair market value | Historical cost |
|---|---|---|---|
| 27,972,651 | SEI Stable Asset | $ 27,972,651 | — |
| 469,560 | Janus Enterprise | 15,022,517 | — |
| 555,751 | American Century Income & Growth * | 15,196,581 | — |
| 517,072 | American Century International Growth * | 12,604,937 | — |
| 1,580,253 | American Century Ultra * | 14,286,594 | — |
| 3,132,663 | American Century Equity Index * | 14,367,226 | — |
| 187,408 | Fidelity Equity Income | 9,136,692 | — |
| 669,681 | J.P. Morgan U.S. Small Company Opportunities * | 7,016,735 | — |
| 584,510 | Vanguard Intermediate Term Bond | 6,002,539 | — |
| 556,184 | J.P. Morgan Bond * | 5,433,294 | — |
| 211,987 | Vanguard Extended Market | 4,894,770 | — |
| 895,449 | American Century Small Cap Value * | 7,179,943 | — |
| — | American Century Brokerage (a) * | 2,227,781 | — |
| 85,734 | Enron Corporation Common Stock Fund | 51,889 | — |
| 7,953,742 | Aquila, Inc. Common Stock Fund * | 200,234,544 | 163,390,658 |
| | Aquila, Inc. participant loans * | 7,791,805 | — |
| | Total investments | $ 349,420,498 | 163,390,658 |

* Party-in-interest to the Plan.

(a) Includes individual securities held by the trust at the direction of the participant. See attachment for detailed investments.

See accompanying independent auditors' report.

Schedule 2

## UTILICORP UNITED INC. RETIREMENT INVESTMENT PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2001

| Description | Purchases | Sales | | |
|---|---|---|---|---|
| | Cost | Cost | Proceeds | Gain (loss) |
| Aquila common shares * | $ 31,817,563 | 11,174,990 | 16,111,403 | 4,936,413 |

* Party-in-interest to the Plan.

See accompanying independent auditors' report.

Attachment

**UTILICORP UNITED INC. RETIREMENT INVESTMENT PLAN**

American Century Brokerage

December 31, 2001

| | | Fair market value |
|---|---|---|
| Cash and money market | $ | 672,695 |
| Level 3 Communications Inc. Corporate Bonds | | 4,700 |
| Total cash, money market, and corporate bonds | | 677,395 |
| Mutual funds: | | |
| American Century Equity Income Fund | | 13,880 |
| American Century Gimma Fund | | 37,273 |
| American Century International Growth Fund | | 66,239 |
| Ameristock Mutual Fund | | 1,023 |
| Artisan Mid-cap Fund | | 970 |
| Berkshire Focus Fund | | 278 |
| CGM Focus Fund | | 4,907 |
| Dodge & Cox Stock Fund | | 5,567 |
| Dresdner RCM Biotechnology Fund (Class N) | | 6,763 |
| Excelsior Value & Restructuring Fund | | 950 |
| Fidelity Midcap Stock Fund | | 9,395 |
| Firsthand Technology Value Fund | | 4,716 |
| Gabelli Growth Fund | | 759 |
| Gabelli Value Fund | | 2,634 |
| Harbor Capital Appreciation Fund | | 21,828 |
| Invesco Leisure Fund | | 1,041 |
| Janus Global Technology Fund | | 2,129 |
| Janus Mercury Fund | | 3,161 |
| Janus Olympus Fund | | 2,284 |
| Janus Overseas Fund | | 2,593 |
| Janus Special Situations Fund | | 3,240 |
| Longleaf Partners International Fund | | 10,549 |
| Managers Special Equity | | 20,303 |
| Morgan Stanley Institutional Fund Trust Midcap Growth Portfolio | | 3,526 |
| Northeast Investors Trust | | 17,098 |
| Oakmark Equity and Income Fund | | 1,009 |
| Oakmark Select Fund | | 995 |
| Pin Oak Aggressive Stock Fund | | 8,452 |
| Royce Opportunity Fund | | 1,173 |
| Selected American Shares Fund | | 888 |
| Strong Growth 20 Fund | | 587 |
| T Rowe Price Science & Technology | | 1,179 |
| Turner Midcap Growth Fund | | 716 |
| Vanguard Growth Index Trust Fund | | 21,393 |
| Vanguard Index Trust 500 Investor Shares | | 45,138 |
| Vanguard Short-Term Corporate Bond Fund | | 38,129 |
| White Oak Growth Stock Fund | | 12,567 |
| Total mutual funds | $ | 375,331 |

**UTILICORP UNITED INC. RETIREMENT INVESTMENT PLAN**

American Century Brokerage

December 31, 2001

| | | Fair market value |
|---|---|---|
| Equity securities: | | |
| 3Com Corp | $ | 476 |
| 4 Kids Entertainment Inc | | 8,172 |
| ADC Telecommunctns Inc | | 1,380 |
| Adobe Systems Inc Del | | 6,210 |
| Affymetrix Inc Cap Stk | | 755 |
| Alliant Energy Corp | | 7,590 |
| Amazon.com Inc | | 12,972 |
| American Express Company | | 714 |
| American International Group Inc | | 11,910 |
| Amerisourcebergen Corp | | 25,420 |
| Ameristar Casinos Inc | | 7,512 |
| Ameritrade Hldg Corp CL A | | 1,243 |
| Amgen Inc | | 846 |
| Analog Devices Inc | | 40,839 |
| Anglgold Ltd Sponsored ADR | | 1,806 |
| AOL Time Warner Inc | | 642 |
| Applied Materials Inc | | 201 |
| Applied Microcircuits Corp CDT | | 283 |
| Aquila Merchant Services, Inc. Class A | | 54,754 |
| AT&T Corp | | 76,188 |
| AT&T Wireless SVCS Inc | | 20,808 |
| Avaya Inc | | 170 |
| Bankatlantic Bancorp Inc CL A Non-voting | | 918 |
| Biomerica Inc New | | 1,254 |
| Blagman Media Intl. Inc | | 3 |
| Brio Software Inc | | 576 |
| Broadband Holdrs TR Dep Rcpt | | 1,650 |
| Broadvision Inc | | 1,343 |
| Brocade Communications Sys Inc | | 464 |
| Buckeye Partners L.P. | | 3,748 |
| Calpine Corp | | 4,802 |
| Capitol Fed Finl | | 27,092 |
| Cardiotech Intl Inc | | 4,635 |
| Catalyst Semiconductor Inc | | 14,252 |
| Centura Software Corp | | 72 |
| Charden Pokphand Feedmill Ltd. Spon ADR | | 1,012 |
| Cheung Kong Hldg Ltd. ADR | | 1,039 |
| ChevronTexaco Corp | | 4,481 |
| Cienna Corp | | 1,431 |
| Cima Labs Inc | | 9,035 |
| Cisco Systems Inc | | 33,992 |
| Equity securities, balance carried forward | $ | 392,689 |

**UTILICORP UNITED INC. RETIREMENT INVESTMENT PLAN**

American Century Brokerage

December 31, 2001

| | | Fair market value |
|---|---|---|
| Equity securities, balance brought forward | $ | 392,689 |
| Citigroup Inc | | 53,004 |
| Clark/Bardes Inc | | 4,435 |
| CMGI Inc | | 326 |
| Compaq Computer Corp | | 244 |
| Converse Technology Inc | | 2,235 |
| Conexant Sys Inc | | 7,180 |
| Copper Mtn Networks Inc | | 84 |
| Corning Inc | | 3,122 |
| Critical Path Inc | | 548 |
| Cybercare Inc | | 341 |
| Dana Corp | | 2,776 |
| Deere & Co. | | 8,732 |
| Dell Computer Corp | | 2,716 |
| Delphi Automotive System Corp | | 4,098 |
| Disney Walt Company Holding Co. | | 10,360 |
| Draxis Health Inc | | 36,937 |
| Du Pont E I De Nemours & Company | | 3,188 |
| Duff & Phelps Utilities CP | | 4,424 |
| Duke Energy Corp | | 275 |
| Dycom Inds Inc | | 836 |
| Dynegy Inc New CL A | | 1,275 |
| Ecommerce Group Inc | | 10 |
| Eglobe Inc Com New | | 1 |
| Electronic Arts | | 2,998 |
| EMC Corp (Mass) | | 2,554 |
| Enron Corp | | 3,811 |
| Evergreen Solar Inc | | 3,160 |
| Exodus Communications Inc | | 37 |
| Exxon Mobil Corp | | 3,930 |
| F5 Networks Inc | | 1,935 |
| Felcor Lodging TR Inc | | 2,089 |
| Finsar Corp | | 1,025 |
| Fiserv Inc | | 6,348 |
| Fortune Oil & Gas Inc | | 19 |
| Fuelcell Energy Inc | | 4,208 |
| General Electric Co. | | 13,106 |
| Global Crossing Ltd. | | 1,260 |
| Hauppauge Digital Inc | | 151 |
| Home Depot Inc | | 10,202 |
| Host Marriot Corp New | | 1,350 |
| Huaneng Pwr. Intl Inc Sponsored ADR Ser N Shs | | 2,410 |
| Hydrogenics Corp | | 1,853 |
| Equity securities, balance carried forward | $ | 602,281 |

**UTILICORP UNITED INC. RETIREMENT INVESTMENT PLAN**

American Century Brokerage

December 31, 2001

| | | Fair market value |
|---|---|---|
| Equity securities, balance brought forward | $ | 602,281 |
| Infospace.com Inc | | 6,775 |
| Innovative Gaming Corp Amer | | 70 |
| Intel Corp | | 56,026 |
| JDS Uniphase Corp | | 9,832 |
| Johnson & Johnson | | 5,910 |
| Lernout & Haupsie Speech Prods N V | | 1 |
| Level 3 Communications Inc | | 6,200 |
| Ligand Pharmaceuticals Inc CL B | | 1,790 |
| Lucent Technologies Inc | | 2,079 |
| McData Corp CL A | | 25 |
| MDU Communications Intl. Inc | | 84 |
| Medimmune Inc | | 1,158 |
| Merck & Co. Inc | | 5,880 |
| Meristar Hospitality Corp | | 2,130 |
| Microsoft Corp | | 5,300 |
| Motorola Inc | | 1,502 |
| NASDAQ 100 Shares | | 15,369 |
| National Scientific Corp | | 396 |
| Netegrity Inc | | 2,614 |
| Netiq Corp | | 1,340 |
| New Plan Excel Rlty Inc | | 16,002 |
| Nextel Communs Inc Class A | | 274 |
| Nokia Corp Sponsored ADR | | 8,586 |
| Nortel Networks Corp New | | 3,730 |
| Oracle Corp | | 14,155 |
| Orckit Communications Ltd. | | 560 |
| Palm Inc | | 431 |
| Pepsico Inc | | 4,869 |
| Petroleum & Res Corp | | 2,346 |
| Pfizer Inc | | 6,775 |
| Phillip Morris Cos Inc | | 11,463 |
| Plug Pwr Inc | | 344 |
| Price T Rowe Group Inc | | 868 |
| Priceline.com Inc | | 2,915 |
| Purchasepro.com Inc | | 119 |
| Qualcomm Inc | | 16,807 |
| Quanta Svcs. Inc | | 31,848 |
| RCN Corp | | 586 |
| Red Hat Inc | | 7,080 |
| Rediff Com India Ltd. Sponsored ADR | | 64 |
| RF Micro Devices Inc | | 1,921 |
| Equity securities, balance carried forward | $ | 858,501 |

## UTILICORP UNITED INC. RETIREMENT INVESTMENT PLAN

American Century Brokerage

December 31, 2001

| | | Fair market value |
|---|---|---|
| Equity securities, balance brought forward | $ | 858,501 |
| Rockwell Collins Inc | | 585 |
| Rockwell Intl Corp New | | 536 |
| Rostelecom Long Distance & Intl | | 525 |
| Safeguard Scientific Inc | | 350 |
| Satyam Infoway Ltd. Spons ADR | | 150 |
| Sector Spdr TR Shs Ben Int. Technology | | 120 |
| Sketchers USA Inc CL A | | 366 |
| Solectron Corp | | 981 |
| Sonus Networks Inc | | 920 |
| Speechworks Intl. Inc | | 4,496 |
| Spire Corp | | 636 |
| Sprint Corp (FON Group) | | 12,450 |
| Sprint Corp PCS Group | | 37,103 |
| Standard & Poor's Depository Receipts | | 5,715 |
| Starbase Corp (New) | | 3,733 |
| Sun Microsystems Inc | | 7,073 |
| Sunoco Inc | | 2,801 |
| Talk Amer Hldgs. Inc | | 40 |
| Target Corp | | 4,105 |
| Texas Instruments Inc | | 5,320 |
| Three-Five Sys Inc | | 24,661 |
| Transactions Systems Architects CL A | | 1,226 |
| TXU Corp | | 4,715 |
| Tyco Intl Ltd. New | | 4,418 |
| Universal Health Rlty. Income TR SBI | | 11,750 |
| USInternet Working Inc | | 40 |
| Verado Hldgs. Inc Com Ser B | | 4 |
| Veritas Software Co. | | 4,483 |
| Verticalnet Inc | | 140 |
| Viacom Inc Class B | | 17,969 |
| Vodafone Group PLC New Spons. ADR | | 2,568 |
| Wal-Mart Stores Inc | | 60,543 |
| Watson Pharmaceutical Inc | | 628 |
| Western Gas Res Inc | | 12,928 |
| Western Wireless Corp CL A | | 2,825 |
| Williams Comm Inc | | 1,946 |
| Williams Cos Inc | | 46,778 |
| Worldcom Inc GA New MCI Group | | 990 |
| Worldcom Inc GA New Worldcom Group | | 27,456 |
| Yahoo Inc | | 2,485 |
| Total equity securities | | 1,175,055 |
| Total American Century Brokerage | $ | 2,227,781 |